Exhibit B

             AMENDMENT TO THE BY-LAWS ADOPTED BY THE DIRECTORS OF
             MASON STREET FUNDS ("MSF"), INC. ON FEBRUARY 6, 2003

            RESOLVED, that pursuant to Article II, Section 2.01 of the By-laws of MSF, effective May 1, 2003 (or the date of the Special Meeting, if the meeting is adjourned or postponed), the number of directors of MSF shall be fixed at seven;

            FURTHER RESOLVED, that Section 2.01 of the By-laws of MSF shall be amended to add the following sentence at the end thereof: "The Board may elect a Chairman of the Board, who, when present, shall preside at all meetings of the stockholders and the Board of Directors."

            FURTHER RESOLVED, that the By-laws of MSF shall be amended to add a new Section 2.08 to Article II providing for twelve year terms for service on the Board of Directors of MSF as follows:

            Section 2.08 Term of Service. Each director of the corporation shall serve for a twelve-year term or until his or her earlier death, resignation, retirement or removal. The twelve-year term shall commence for all members of the Board of Directors on the later of May 1, 2003, or the date of their election or appointment to the board.

            FURTHER RESOLVED, that Article IV, Sections 4.01 and 4.04 shall be amended to provide for the position of Chief Financial Officer, and shall provide as follows:

            Section 4.01 Principal Officers of the Corporation. The principal officers of the corporation shall be a President, one or more Vice Presidents as may be designated by the Board of Directors, a Secretary, a Chief Financial Officer, a Treasurer and a Controller, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person, except the offices of the President and Secretary, and the offices of President and Vice President.

            Section 4.04 Duties. The duties of the respective officers shall be such as usually pertain to their offices and such other duties as may be prescribed by the Board of Directors. In the absence of the President, or inability to act, the Vice President (or in the event that there be more than one Vice President, the Vice President designated by the President or the Board of Directors) shall perform the duties of the President. In the absence of the Secretary, Chief Financial Officer or Treasurer, or the inability of such officers to act, such Assistant Secretaries or Assistant Treasurers, as the Board of Directors may, from time to time, appoint, may perform the duties of the Secretary, Chief Financial Officer or Treasurer, respectively. The President shall serve as the principal executive officer of the corporation and the Chief Financial Officer shall serve as the principal financial officer of the corporation. The Controller shall serve as the principal accounting officer of the corporation.

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            FURTHER RESOLVED, that Article VIII, Section 8.12 of the By-laws setting forth the investment restrictions applicable to the MSF Funds shall be eliminated and such restrictions shall be set forth in the Statement of Additional Information of the MSF Funds.


      197577

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